Exhibit 99.2

Stock Code 4 5 6 8

Reference Data

(Financial Results for 3Q of FY2005)

1/31/2006

Consolidated Business Performance

1 DAIICHI SANKYO CO., LTD.	1

Non-consolidated Business Performance

2 Sankyo Group	2

3 Daiichi Pharmaceuticals Group	2

4 Sales of Main Pharmaceuticals	3

5 Status in R&D Pipeline	4

(Change from the announcement of November 2005)

DAIICHI SANKYO CO., LTD.

U R L http://www.daiichisankyo.co.jp/

1 Consolidated Business Performance - DAIICHI SANKYO CO., LTD.

	FY2005												FY2005		FY2005
	*1st Qtr Apr.1-Jun.30		2nd Qtr Jul.1-Sep.30			3rd Qtr Oct.1-Dec.31		Nine Months period ended Dec.31, 2005					Full year Estimate Apr.1-Mar.31		Full year Estimate issued in Nov.
	Amount	%	Amount		%	Amount	%	Amount		%	Change		Amount	%	Amount	%
	Million yen		Million yen			Million yen		Million yen			Million yen		Million yen		Million yen

Net sales	231,148	100.0		220,660	100.0	252,231	100.0		704,039	100.0		5,908	920,000	100.0	900,000	100.0

Cost of sales	72,551	31.3		68,844	31.2	78,432	31.1		219,728	31.2	Δ	19,744	293,000	31.8	294,000	32.7
Gross profit	158,694	68.7		151,818	68.8	173,798	68.9		484,310	68.8		25,651	627,000	68.2	606,000	67.3
R&D expenses	35,332	15.3		37,196	16.9	40,843	16.2		113,371	16.1		9,154	158,000	17.2	156,100	17.3
Selling, general and administrative expenses	75,653	32.7		81,985	37.2	79,006	31.3		236,644	33.6		10,065	322,000	35.0	322,900	35.9

Operating income	47,649	20.6		32,696	14.8	53,949	21.4		134,294	19.1		6,434	147,000	16.0	127,000	14.1

Non-operating income	3,628			2,106		2,893			8,627			2,114
Non-operating expenses	1,327			2,109		595			4,031			346

Ordinary income	49,951	21.6		32,691	14.8	56,248	22.3		138,890	19.7		8,203	150,000	16.3	130,000	14.4

Extraordinary gains	2,732			1,034		1,985			5,751		Δ	10,211
Extraordinary losses	1,127			10,109		2,012			13,248			402

Net income before income taxes and minority interests	51,557	22.3		23,615	10.7	56,221	22.3		131,393	18.7	Δ	2,411

Income tax expense	19,769			6,154		24,666			50,589		Δ	2,083
Minority interests in net losses of Subsidiaries	147		Δ	348		12		Δ	189		Δ	29

Net income	31,641	13.7		17,809	8.1	31,542	12.5		80,992	11.5	Δ	300	80,000	8.7	71,000	7.9

*	Simple totals of both companies’ figures

(Reference)

Previous year - nine-month period ended Dec.31, 2004

[Simple totals of both companies’ figures]

	Sankyo Group Apr.1-Dec.31, 2004		Daiichi Group Apr.1-Dec.31, 2004			Total
	Amount	%	Amount		%	Amount		%
	Million yen		Million yen			Million yen

Net sales	444,349	100.0		253,782	100.0		698,131	100.0

Cost of sales	159,633	35.9		79,838	31.5		239,472	34.3
Gross profit	284,715	64.1		173,943	68.5		458,659	65.7
R&D expenses	62,254	14.0		41,963	16.5		104,217	14.9
Selling, general and administrative expenses	142,927	32.2		83,652	33.0		226,579	32.5

Operating income	79,533	17.9		48,327	19.0		127,860	18.3

Non-operating income	4,613			1,900			6,513
Non-operating expenses	3,093			592			3,685

Ordinary income	81,052	18.2		49,635	19.6		130,687	18.7

Extraordinary gains	14,738			1,224			15,962
Extraordinary losses	4,558			8,288			12,846

Net income before income taxes and minority interests	91,233	20.5		42,571	16.8		133,804	19.2

Income tax expense	34,764			17,908			52,672
Minority interests in net losses of Subsidiaries	513		Δ	673		Δ	160

Net income	55,956	12.6		25,336	10.0		81,292	11.6

2 Non-Consolidated Business Performance - Sankyo Group

	FY2005										FY2005		FY2005
	*1st Qtr Apr.1-Jun.30		2nd Qtr Jul.1-Sep.30		3rd Qtr Oct.1-Dec.31		Nine Months period ended Dec.31, 2005				Full year Estimate Apr.1-Mar.31		Full year Estimate issued in Nov.
	Amount	%	Amount	%	Amount	%	Amount	%	Change		Amount	%	Amount	%
	Million yen		Million yen		Million yen		Million yen		Million yen		Million yen		Million yen

Net sales	142,280	100.0	143,927	100.0	151,622	100.0	437,829	100.0	Δ	6,520	576,000	100.0	565,000	100.0

Cost of sales	46,700	32.8	48,070	33.4	51,184	33.8	145,954	33.3	Δ	13,679	198,000	34.4	199,000	35.2
Gross profit	95,580	67.2	95,857	66.6	100,437	66.2	291,874	66.7		7,159	378,000	65.6	366,000	64.8
R&D expenses	21,243	14.9	21,353	14.8	26,182	17.3	68,778	15.7		6,524	94,500	16.4	92,500	16.4
Selling, general and administrative expenses	48,525	34.1	52,215	36.3	49,560	32.7	150,300	34.3		7,373	206,000	35.8	205,500	36.4
Operating income	25,811	18.1	22,290	15.5	24,694	16.3	72,795	16.6	Δ	6,738	77,500	13.5	68,000	12.0

Non-operating income	2,473		1,787		2,200		6,460			1,847

Non-operating expenses	1,196		1,266		558		3,020		Δ	73

Ordinary income	27,089	19.0	22,810	15.8	26,337	17.4	76,236	17.4	Δ	4,816	80,500	14.0	70,000	12.4

Extraordinary gains	2,569		1,033		1,967		5,569		Δ	9,169
Extraordinary losses	486		8,000		785		9,271			4,713

Net income before income taxes and minority interests	29,172	20.5	15,843	11.0	27,519	18.1	72,534	16.6	Δ	18,699

Income tax expense	10,935		1,850		13,197		25,982		Δ	8,782
Minority interests in net losses of Subsidiaries	161		114		10		285		Δ	228

Net income	18,076	12.7	13,877	9.6	14,312	9.4	46,265	10.6	Δ	9,691	48,500	8.4	41,000	7.3

3 Non-Consolidated Business Performance - Daiichi Pharmaceuticals Group

	FY2005											FY2005		FY2005
	*1st Qtr Apr.1-Jun.30		2nd Qtr Jul.1-Sep.30		3rd Qtr Oct.1-Dec.31		Nine Months period ended Dec.31, 2005					Full year Estimate Apr.1-Mar.31		Full year Estimate issued in Nov.
	Amount	%	Amount	%	Amount	%	Amount		%	Change		Amount	%	Amount	%
	Million yen		Million yen		Million yen		Million yen			Million yen		Million yen		Million yen

Net sales	88,868	100.0	76,799	100.0	100,926	100.0		266,593	100.0		12,811	346,000	100.0	335,000	100.0

Cost of sales	25,811	29.0	20,716	27.0	27,251	27.0		73,778	27.7	Δ	6,060	95,000	27.5	95,000	28.4
Gross profit	63,056	71.0	56,083	73.0	73,676	73.0		192,815	72.3		18,872	251,000	72.5	240,000	71.6
R&D expenses	14,089	15.9	15,942	20.8	14,719	14.6		44,750	16.8		2,787	63,500	18.4	63,600	19.0
Selling, general and administrative expenses	27,128	30.5	30,171	39.3	29,795	29.5		87,094	32.7		3,442	118,000	34.1	117,400	35.0

Operating income	21,838	24.6	9,971	13.0	29,161	28.9		60,970	22.9		12,643	69,500	20.1	59,000	17.6

Non-operating income	1,155		467		850			2,472			572
Non-operating expenses	131		482		36			649			57

Ordinary income	22,862	25.7	9,956	13.0	29,975	29.7		62,793	23.6		13,158	70,500	20.4	60,000	17.9

Extraordinary gains	163		0		18			181		Δ	1,043
Extraordinary losses	641		2,108		1,227			3,976		Δ	4,312

Net income before income taxes and minority interests	22,385	25.2	7,847	10.2	28,766	28.5		58,998	22.1		16,427

Income tax expense	8,834		4,281		11,435			24,550			6,642
Minority interests in net losses of Subsidiaries	-14		-463		2		Δ	475			198

Net income	13,565	15.3	4,029	5.2	17,328	17.2		34,922	13.1		9,586	38,500	11.1	33,000	9.9

4 Sales of Main Pharmaceuticals

			Millions of yen
				FY 2005 Results(‘05.Apr.-’06.Mar.)
				Full Year Revised Estimate (issued in Nov.)		Nine Months Results		Full Year Forecast (this time)	2nd Half Revised Estimate (issued in Nov.)		3rd Quarter Results			2nd Half Forecast (this time)
			FY 2004 Results (‘04.Apr.-’05.Mar.)
	Brand Name	*Sale	Full Year Results		Change		Change			Change		Change	Progress
Prescription drug sales in Japan	MEVALOTIN	S	82,500	75,900	-6,600	60,700	-5,700	74,800	37,400	-2,500	22,100	-1,700	59%	36,300
	Panaldine	D	28,600	28,100	-500	23,200	-300	28,100	13,400	-300	8,500	-100	63%	13,400
	Artist	D	15,600	18,100	2,500	14,500	2,100	18,100	9,000	1,100	5,400	700	60%	9,000
	Sunrythm	D	11,100	11,900	800	9,500	600	11,900	5,900	400	3,500	200	59%	5,900
	ACECOL	S	10,900	9,100	-1,800	7,500	-1,300	9,100	4,300	-800	2,600	-400	60%	4,300
	OLMETEC	S	9,000	24,000	15,000	18,900	12,000	25,000	14,000	9,500	8,800	6,400	63%	15,000
	Coversyl	D	8,700	8,800	100	7,000	-100	8,800	4,300	100	2,500	-100	58%	4,300
	HANP	D	7,000	8,700	1,700	6,700	1,500	8,700	4,800	800	2,800	600	58%	4,800
	CALBLOCK	S	3,000	7,100	4,100	4,900	2,900	7,100	4,100	2,300	1,900	1,100	46%	4,100
	LIVALO	S	2,100	3,900	1,800	3,200	1,800	3,900	1,900	400	1,200	400	63%	1,900
	FASTIC	S	5,400	5,500	100	4,300	100	5,500	2,800	100	1,500	0	54%	2,800
	Cravit	D	47,100	50,200	3,100	40,200	4,000	50,200	26,600	300	16,600	1,200	62%	26,600
	CARBENIN	S	7,800	6,900	-900	5,300	-900	6,900	3,500	-300	1,800	-300	51%	3,500
	BANAN	S	5,600	4,800	-800	3,500	-700	4,800	2,800	-200	1,400	-200	50%	2,800
	Topotecin	D	3,900	5,000	1,100	3,900	900	5,000	2,500	400	1,400	200	56%	2,500
	Zyrtec	D	11,400	11,600	200	9,100	1,800	11,600	6,000	-1,200	3,500	400	58%	6,000
	LOXONIN	S	28,600	28,700	100	22,700	700	28,700	14,400	-200	8,400	400	58%	14,400
	Mobic	D	8,500	10,800	2,300	8,600	1,700	10,800	5,400	700	3,200	100	59%	5,400
	Miltax	D	5,900	6,100	200	4,800	0	6,100	3,000	200	1,700	0	57%	3,000
	Omnipaque	D	34,200	34,100	-100	28,200	300	34,100	16,100	-200	10,200	200	63%	16,100
	KREMEZIN	S	13,600	13,200	-400	10,400	-400	13,200	6,600	100	3,800	100	58%	6,600
	ZANTAC	S	8,500	7,500	-1,000	6,000	-900	7,500	3,600	-500	2,100	-300	58%	3,600
	Omniscan	D	5,100	5,400	300	4,400	300	5,400	2,600	100	1,600	100	62%	2,600
	Evoxac	D	1,200	1,400	200	1,100	100	1,400	700	100	400	0	57%	700

Export	Pravastatin	S	77,000	59,700	-17,300	54,000	-10,000	63,900	21,100	-12,700	15,000	-5,000	71%	25,300
	Levofloxacin*[1]	D	24,200	29,200	5,000	23,000	3,000	29,200	14,300	3,300	8,000	1,200	56%	14,300

**Overseas Sales	SPI
	Benicar*[2]		30,300	47,700	17,400	36,200	15,200	50,200	24,900	8,200	13,400	6,000	54%	27,400
	(mil$)		(280)	(443)		(336)		(456)	(228)		(120)			(241)

	WelChol*[2]		12,600	14,000	1,400	11,000	1,100	14,800	6,600	700	3,600	400	55%	7,400
	(mil $)		(116)	(130)		(102)		(134)	(61)		(32)			(65)

	LPI
	Venofer*[2]		19,400	21,000	1,600	15,800	1,500	22,500	10,700	600	5,400	400	50%	12,200
	(mil $)		(180)	(195)		(146)		(205)	(98)		(49)			(108)

	DPC
	Floxin Otic*[3]		7,600	8,200	600	6,000	900	8,200	3,800	-900	1,500	-800	39%	3,800
	(mil $)		(71)	(77)		(53)		(77)	(36)		(13)			(36)

	Evoxac*[3]		2,300	2,900	600	2,000	100	2,900	1,700	300	850	-50	50%	1,700
	(mil $)		(22)	(27)		(18)		(27)	(16)		(7)			(16)

	SPG
	Olmetec*[2]		5,800	14,900	9,100	10,700	6,800	14,600	7,700	4,000	3,500	1,600	45%	7,400
	(mil EURO)		(43)	(109)		(79)		(106)	(56)		(25)			(53)

	Mevalotin*[2]		10,400	5,100	-5,300	3,800	-5,400	5,400	2,700	-1,500	1,400	-1,600	52%	3,000
	(mil EURO)		(78)	(38)		(28)		(39)	(20)		(10)			(21)

*1	Exchange rate 1$=standard(actual)

1$=	105	105	105	105	105	105

	(107)		(111)		(116)

*2 Exchange rate (SPI:Sankyo Pharma Inc., LPI: Luitpold Pharmaceuticals Inc., SPG:Sankyo Pharma GmbH)

1$ =	108	108	108	110

1EURO=	134	136	136	137

*3 Exchange rate (DPC:Daiichi Pharmaceutical Corporation) First half / Second half

1$=	107	110/105	112	105	116	105

*	Sale S:Sankyo, D:Daiichi Pharmaceuticals

**	Accounting term of overseas subsidiaries(SPI,LPI,SPG) is from January to December.

5 Status in R&D Pipeline

(Change from the announcement of November 2005)

Development Stage

Development Code Number (Generic Name)	Brand Name	Before Change	After Change	Remarks
LX-A (loxoprofen sodium)	LOXONIN POULTICE	Japan:Application (2003.6)	Japan:Approval (2006.1)	Anti-inflammatory and analgesic(poultice)

KMD-3213 (silodosin)	URIEF	Japan:Application (2004.6)	Japan:Approval (2006.1)	Improvement of dysuria associated with benign prostatic hyperplasia(oral)

DU-176b	—	Japan:P- I	Japan:P- II	Oral favtor Xa inhibitor

CS-023	—	Japan:P- I	Japan:P- II	Antibiotics(injection)

SUN A0026 (faropenem medoxomil)	—	USA:Application preparation	USA:Application (2005.12)	Antibiotics(oral), Licensed-out to Replidyne in the USA

New project

Therapeutic Area	Development Code Number	Class	Therapeutic Target	Origin	Region	Devoloper	Stage

Cardiovascular diseases	KAI-9803	delta-PKC inhibitor	acute cardiac infarction	KAI Pharmaceutical	EU/USA	Sankyo	P - I / II

4